Exhibit 99.1

17 April 2013	For analyst and media enquiries, please call Sean O’Sullivan or Laura Vize on +61 2 8274 5265.

Legal Action Against New Zealand Subsidiaries

James Hardie Industries plc (James Hardie) announced today that the New Zealand Ministry of Education has commenced a ‘representative action’ in the New Zealand High Court against two New Zealand James Hardie subsidiaries (the Companies) and other parties.

The New Zealand Ministry of Education is claiming weathertightness defects in relation to several thousand New Zealand school buildings and is seeking repair costs and unspecified and unquantified damages in relation to the alleged defects.

James Hardie and the Companies are working with legal advisors with respect to their response to the claim. At this stage James Hardie is not able to assess what proportion of the claim relates to the Companies or comment about the validity and/or any potential financial impact of the claim.

James Hardie will make further statements as appropriate.

Background

James Hardie has made previous disclosures relating to New Zealand weathertightness product liability claims in Q2 FY13 and Q3 FY13 (please refer to Note 9 of the Notes to the Consolidated Financial Statements for those quarters) and previously made statements in reference to general liability claims in Q3 FY12, Q4 FY12 and Q1FY13.

In Q3 FY13 the Company made the following disclosure (Note 9 of the Notes to the Consolidated Financial Statements):

Since fiscal year 2002, the Company has been and continues to be joined in a number of product liability claims in New Zealand that relate to residential buildings (single dwellings and apartment complexes) and a small number of non-residential buildings, primarily constructed from 1998 to 2004. The product liability claims often involve multiple parties and allege that losses were incurred due to excessive moisture penetration of the buildings’ structures. The claims typically include allegations of poor building design, inadequate certification of plans, inadequate construction review and compliance certification and deficient work by sub-contractors.

The Company recognises a liability for both asserted and unasserted New Zealand product liability claims in the period in which the loss becomes probable and estimable. The amount of estimated loss is dependent on a number of factors including, without limitation, the specific facts and circumstances unique to each claim brought against the Company, the existence of any co-defendants involved in defending the claim, the solvency of such co-defendants (including the ability of such co-defendants to remain solvent until the related claim is ultimately resolved), the availability of claimant compensation under a Government compensation scheme, the amount of loss estimated to be allocable to the Company in instances that involve co-defendants in defending the claim and the extent to which the Company has access to third-party recoveries to cover a portion of the costs incurred in defending and resolving such actions.

Historically, the Company has been joined to these New Zealand product liability claims as one of several co-defendants, including local government entities responsible for enforcing building codes and practices, resulting in the Company becoming liable for only a portion of each claim. In addition, the Company has had access to third-party recoveries to defray a significant portion of the costs incurred in resolving such claims.

Despite having resolved a number of legacy product liability claims in New Zealand since 2002, the Company is becoming exposed to liability for a greater proportion of these claims due to the insolvency of co-defendants and the expiration of some of the Company’s rights of recovery from third-parties. Accordingly, losses incurred in connection with defending and resolving asserted and unasserted New Zealand product liability claims in the future could have a material adverse effect on the Company’s financial position, liquidity, results of operations and cash flows.

END

Media/Analyst Enquiries:

Sean O’Sullivan

Vice President, Investor and Media Relations

Laura Vize

Manager, Corporate Communications

Telephone:	+61 2 8274 5265
Email:	media@jameshardie.com.au

Disclaimer

This Company statement contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the SEC, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include:

•	statements about the company’s future performance;

•	projections of the company’s results of operations or financial condition;

•	statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or our products;

•	expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;

•	expectations regarding the extension or renewal of the company’s credit facilities including changes to terms, covenants or ratios;

•	expectations concerning dividend payments and share buy-backs;

•	statements concerning the company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;

•	statements regarding tax liabilities and related audits, reviews and proceedings;

•	statements as to the possible consequences of proceedings brought against the company and certain of its former directors and officers by the Australian Securities and Investments Commission (ASIC);

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expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	expectations concerning indemnification obligations;

•	expectations concerning the adequacy of the company’s warranty provisions and estimates for future warranty-related costs;

•

statements regarding the company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and

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statements about economic conditions, such as economic or housing recovery, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risks Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 2 July 2012, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the company’s corporate domicile from The Netherlands to Ireland, changes in corporate governance and potential tax benefits; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favourable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions. The company assumes no obligation to update any forward-looking statements or information except as required by law.